Exhibit 12

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

										Nine Months
	Years Ended October 31,									Ended
										July 31,
	1997		1998		1999		2000	2001		2002

Earnings (loss) from operations
before income taxes	$106,477	(2)	$64,964	(3)	$142,551	(4)	$105,187	$(187,181	)(5)(6)	$36,768 (7)
Fixed charges:
Interest charges(1)	38,031		44,107		55,543		62,748	64,235		48,631
Interest portion of lease expense	2,181		2,814		2,859		3,379	2,882		1,736

Total fixed charges	40,212		46,921		58,402		66,127	67,117		50,367
Earnings (loss) from operations before income taxes and fixed charges, less
capitalized interest	$146,689	(2)	$111,599	(3)	$200,118	(4)	$169,960	$(120,727	)(5)(6)	$86,893 (7)

Ratio of earnings to fixed charges	3.65	(2)	2.38	(3)	3.43	(4)	2.57	—	(5)(6)	1.73 (7)

(1)	Includes capitalized interest expense of $0, $286, $835, $1,354, $663 and $242 for 1997, 1998, 1999, 2000, 2001 and the nine months ended July 31, 2002, respectively.

(2)	Excludes cumulative effect of change in accounting principles of $2,324 (net of a $2,230 income tax benefit).

(3)	Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company’s performance-based stock options. Excluding the charge, the Company’s ratio of earnings to fixed charges for fiscal year 1998 would have been 4.01.

(4)	Excludes cumulative effect of change in accounting principle of $50,101 (net of a $28,798 income tax benefit).

(5)	Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(6)	Includes a nonrecurring, noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company’s earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $187,844 in pretax earnings would have been required to eliminate the coverage deficiency. Excluding the charge, the early extinguishment of debt and the cumulative effect of the change in accounting principles, the Company’s ratio of earnings to fixed charges would have been 2.21.

(7)	Includes a nonrecurring, noncash charge of $18,500 recorded in connection with the writedown of assets held for sale. Excluding the charge, the Company’s ratio of earnings to fixed charges for the nine months ended July 31, 2002 would have been 2.09.

During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.